FILE No. 823437

CORFIVALLE
Una marca Corficolombiana

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

RECEIVED

2006 MAR 28 A 11:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, March 15, 2006

06011933

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Annexed Profit Distribution Project approved by the General Assembly Meeting of Common Shareholders of Corporation celebrated on March 7th, 2006.

2. The General Assembly Meeting of Common Shareholders also chose the Board of Directors of the Organization.

3. The General Assembly Meeting of Common Shareholders designated like signature of Fiscal Revisoría to the Society Deloitte & Touche Ltda..

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

dw 3/28

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

RIDER 1

Annexed Profit Distribution Project approved by the General Assembly Meeting of Common Shareholders of Corporation celebrated on March 7th, 2006.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2005

Profit before tax		$ 232,517,899,843.24
Less: provision for taxes		$ 9,435,179,000.00
Profit after tax		$ 223,082,720,843.24
Release reserve for investment valuation:		$ 1,032,063,597.00
		$ 224,114,784,440.24
To wipe out losses from previous periods	$ 16,353,160,460.59	
Reserve on investment valuation Dec 2336/ 95	$ 41,249,255,739.24	
Reserve for future distributions	$ 58,513,055,611.56	
Cash dividend of $1.254.47 pers hare over the 9.298.994 non-voting preferred dividend shares of the subscribed and paid in shares as of December 31, 2005, related to the accumulated dividends with pending payment for each one of the following periods: 2002 $356.56, 2003 $436.94 and 2004 $460.97. This dividend shall be paid on March 15, 2006.	$ 11,665,309,003.18	
Cash dividend of $658.47 per share over the 146.299.761 subscribed and paid in shares as of December 30, 2005. This dividend shall be paid in six monthly allotments, within the first five days of every month, starting on 1st , 2006.	$ 96,334,003,625.67	
EQUAL SUMS	**$ 224,114,784,440.24**	**$ 224,114,784,440**

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2005

Utilidad antes de impuestos		$ 232,517,899,843.24
Menos: provisión de impuestos		$ 9,435,179,000.00
Utilidad del ejercicio después de impuestos:		$ 223,082,720,843.24
Liberar reserva valoración de inversiones :		$ 1,032,063,597.00
Utilidad a disposición de la Asamblea :		$ 224,114,784,440.24
Para enjugar pérdidas de ejercicios anteriores	$ 16,353,160,460.59	
Reserva sobre valoración de inversiones Dec 2336 /95	$ 41,249,255,739.24	
Reserva para futuros repartos	$ 58,513,055,611.56	
Dividendo en efectivo de $1.254.47 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto de las acciones suscritas y pagadas al 31 de diciembre de 2005, correspondiente a los dividendos acumulados pendientes de pagar por cada uno de los ejercicios de los años 2002 $356.56, 2003 $436.94 y 2004 $460.97. Este dividendo se cancelará el 15 de marzo de 2006.	$ 11,665,309,003.18	
Dividendo en efectivo de $658.47 por acción sobre las 146.299.761 acciones suscritas y pagadas a diciembre 30 de 2005. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2006.	$ 96,334,003,625.67	
SUMAS IGUALES	**$224,114,784,440.24**	**$ 224,114,784,440.24**

FILE No. 823437

RIDER 2

The General Assembly Meeting of Common Shareholders also chose the Board of Directors of the Organization.

FILE No. 823437

BOARD OF DIRECTORS OF THE CORPORATION
2006-2007

PRINCIPALS	SUBSTITUTES
LUIS CARLOS SARMIENTO GUTIERREZ	JOSE FERNANDO ISAZA DELGADO
CARLOS ARCESIO PAZ BAUTISTA	JORGE IVAN VILLEGAS
ALEJANDRO FIGUEROA JARAMILLO	JUAN MARIA ROBLEDO URIBE
EFRAÍN OTERO ALVAREZ	GERARDO SILVA CASTRO
JOSÉ HERNÁN RINCÓN GÓMEZ	ALVARO DE JESÚS VELASQUEZ COOK
MARIO SCARPETTA GNECCO	CONSUELO SCARPETTA GNECCO
RICARDO OBREGÓN TRUJILLO	RODRIGO LLORENTE MARTINEZ